UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  June 14, 2012

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____                        Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: June 14, 2012	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

ZACH Partners Sign Declaration and Allocate $15 Million to Scale-Up Treatment of Childhood Diarrhea

WASHINGTON, D.C. June 14, 2012 – Today, Zinc Alliance for Child Health (ZACH) partners Teck Resources Limited (Teck), the Micronutrient Initiative and the Canadian International Development Agency (CIDA) signed the “Declaration on Scaling Up Treatment of Childhood Diarrhea and Pneumonia” and are allocating $15 million to treat diarrhea in high-burden countries.

Diarrhea and pneumonia have been identified as the leading killers of children under the age of five worldwide and are responsible for 29 percent of all child deaths. Yet many of these deaths occur in just ten high-burden countries and can be prevented with a highly-effective  treatment that combines oral rehydration salts (ORS) and zinc supplements, costing as little as 50 cents. At present fewer than five percent of children in need are receiving the recommended treatment.

“Using zinc supplements, along with ORS, to treat diarrhea not only helps children get better faster, it can even save their lives. It could very well usher in the next revolution in child survival, if we can accelerate its use,” said Venkatesh Mannar, President of the Micronutrient Initiative. “New national plans in high burden countries provide a perfect marriage of plans, opportunity for support, and potential for impact.”

ZACH is a public-private partnership between the Micronutrient Initiative, Teck and CIDA. It is dedicated to reducing child deaths from diarrhea through zinc and ORS scale-up. ZACH is allocating $15 million to support newly developed national action plans in prioritized high-burden countries where children are at the greatest risk of dying from diarrhea. Zinc is an essential micronutrient that can prevent and treat diarrhea.

 “The challenge the world faces is not producing more zinc, it is getting zinc into the diets of people suffering from zinc deficiency,” said Doug Horswill, Senior Vice President of Teck. “As one of the world’s largest producers of zinc, we recognize the connection between zinc and health and we want to make a difference. ZACH gives us the opportunity to support the scale-up of zinc supplements and ultimately save children’s lives.”

The “Declaration” was also signed by the U.S. Government and other leading global health groups. It is aimed at harnessing the resources, expertise and innovation of the private sector, development partners, governments and donors to maximize impact and reduce deaths from these two leading killers of children.

“The ZACH partnership is a development investment model that will produce results and save lives. We are pleased that this made-in-Canada initiative is being recognized at such a high level,” said the Honourable Beverley J. Oda, Canadian Minister of International Cooperation. “ZACH strengthens Canada’s aid effectiveness by maximizing funds from Canada’s private sector, while targeting Canada’s commitment to improving the health of mothers and their children.”

Today’s declaration to scale-up treatment of diarrhea and pneumonia builds on previous ZACH commitments – including the group’s recent launch of a new initiative with the Senegal Ministry of Health that will help treat thousands of children with diarrhea each year in that country.

About the Micronutrient Initiative
The Micronutrient Initiative is an Ottawa-based, international not-for-profit organization dedicated to ensuring that the world's most vulnerable – especially women and children – in developing countries get the vitamins and minerals they need to survive and thrive through supplementation and food fortification programs. Its mission is to develop, implement and monitor innovative, cost effective and sustainable solutions for hidden hunger, in partnership with others. With Canadian support, the organization is saving and improving the lives of 500 million people annually in more than 70 countries with its child survival, child development and women’s health programs.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. The pursuit of sustainability guides our approach to business.  Teck is building partnerships and capacity to confront sustainability challenges within the regions in which we operate and at the global level. As one of the world’s largest producers of zinc, Teck is committed to raising awareness about, and helping solve the global health issue of zinc deficiency.  Teck’s Zinc and Health program includes partnerships with UNICEF, Free the Children, the Micronutrient Initiative, BASF, the Government of Canada and other organizations.  To learn more about Teck’s Zinc and Health program visit www.zincsaveslives.com.  Teck is headquartered in Vancouver, Canada, and its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

About CIDA

The Canadian International Development Agency (CIDA) is Canada's lead agency for development assistance. CIDA's aim is to manage Canada's support and resources effectively and accountably to achieve meaningful, sustainable results. It also engages in policy development in Canada and internationally, enabling Canada's effort to realize its development objectives.

Information:
Aynsley Morris	Alana Duffy
Micronutrient Initiative	Teck
Tel. +1.613.782.6831	Tel. +1. 604.699.4547
Mobile +1.613.218.8427	alana.duffy@teck.com
amorris@MICRONUTRIENT.ORG